Lightstone Value Plus Real Estate Investment Trust II, Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

December 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Daniel L. Gordon

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014

File No. 000-54047

Dear Mr. Gordon:

On behalf of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), I am submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 2, 2014 (the “Comment Letter”) with respect to Form 10-K for Fiscal Year Ended December 31, 2013 filed by the Company with the Commission on March 31, 2014 (File No. 000-54047) (the “Form 10-K”).

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Note 3 – Acquisitions, page 84

1.	We note that the acquisitions in 2012 and 2013 resulted in bargain purchase gains. Please tell us the reasons for how you were able to acquire these properties for less than their fair value. In future filings please disclose the reasons for why the property acquisitions resulted in a gain. For reference see ASC 805-30-50-1.

With respect to those acquisitions in 2012 and 2013 which resulted in bargain purchase gains, the following sets forth the reasons for how the Company was able to acquire these properties for less than their fair value:

•	SpringHill Suites – Peabody: The Company believes it was able to acquire this property for less than its fair value because it was a distressed sale as the mortgage lender had previously taken ownership via a quitclaim deed.

•	Fairfield Inn – East Rutherford: The Company believes it was able to acquire this property for less than its fair value pursuant to a restructuring transaction as the Company had previously purchased the associated mortgage indebtedness, which was in default, from the lender.

•	Arkansas Hotel Portfolio: The Company believes it was able to acquire this portfolio for less than its fair value because it was a distressed sale which was required by the mortgage lender.

Daniel L. Gordon

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 12, 2014

The Company will disclose the reasons for why the property acquisitions resulted in a gain in future filings.

Form 10-Q for the quarterly period ended September 30, 2014

Note 3 – Acquisitions, page 11

2.	Please tell us how you determined that the acquisition of the Arizona Property in April 2014 did not require financial statements in accordance with Rule 8-04 of Regulation S-X.

Pursuant to the requirements of measuring significance of an acquired business under S-X 8-04, the Company evaluated the significance of the acquisition of the Arizona Property in April 2014 under the three required tests (i.e., the “Asset Test,” the “Investment Test” and the “Income Test”). For these calculations, we compared the most recent pre-acquisition financial statements of the Arizona Property and the Company’s pre-acquisition audited consolidated financial statements for 2013. Based on these calculations, the highest level of significance was 19.8% under the “Investment Test” which did not exceed 20% and therefore, no financial statements were required for the Arizona Property. It should be noted that for the “Income Test,” because the Company’s income for 2013 was 10% or more lower than the average of its income for the last five fiscal years, the Company’s average income was used in the denominator for this computation as required under the guidance. Additionally, the Company did not round the results of the significance tests as set forth in the guidance.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer